SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           VESTA INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     925391
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800


--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 12, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


========== ========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  1,656,047
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              1,656,047
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,656,047
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           4.5%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------


========== ========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  8,791
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              8,791
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,791
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           .02%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------


========== ========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              1,664,838
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              1,664,838
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,664,838
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           4.5%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------
*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.



========== ========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              1,664,838
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              1,664,838
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,664,838
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           4.5%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ------------------------------------------------------------------------------------------------------------------------

* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Vesta Insurance Group, Inc., a Delaware corporation (the "Company").

           The Company's principal executive office is located at 3760 River Run Road, Birmingham, Alabama 35243.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Amendment No. 1 to Schedule 13D is being filed jointly on behalf of Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P., the "Reporting Persons").

           Capital Z Fund II and Capital Z Private Fund II are each limited partnerships that invest in the securities of financial-service companies and related businesses. Capital Z L.P. is a limited partnership which acts as the sole general partner of Capital Z Fund II and Capital Z Private Fund II. Capital Z Ltd. is a corporation which acts as the sole general partner of Capital Z L.P.

           Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

           The principal business address of each Reporting Person is 54 Thompson Street, New York, New York 10012.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS.

No amendments to Item 3 of original Schedule 13D.

ITEM 4.         PURPOSE OF TRANSACTION.

           This Amendment No. 1 to Schedule 13D is being filed to report the sale by the Reporting Persons of an aggregate of 1,64,838 shares of the Company's Common Stock in an open market transaction pursuant to Rule 144 of the Securities Act of 1933, as amended. As a consequence of the sales reported in this Amendment No. 1 to Schedule 13D, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the Company's Common Stock. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise.

           In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth therein.

           Except as set forth in this Item 4 (including those matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           (a) - (b)

           Capital Z Fund II has the sole power to vote and the sole power to dispose of 1,656,047 shares of Common Stock, which is 4.5% of the Common Stock. Capital Z Private Fund II has the sole power to vote and the sole power to dispose of 8,791 shares of Common Stock, which is .02% of the Common Stock. Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own 1,664,838 shares of Common Stock by virtue of Capital Z Fund II's and Capital Z Private Fund II's ownership of 1,656,047 and 8,791 shares of Common Stock, respectively. Capital Z L.P. and Capital Z Ltd. each have the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 4.5% of the outstanding total Common Stock.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the number of shares of Common Stock outstanding as of November 12, 2003.

           (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

           (d) None.

           (e) February 3, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No amendments to Item 6 of the original 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, dated February 13, 2004, by and among Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., and Capital Z Partners, Ltd.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                    Date:  February 13, 2004


                                   CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                                   By: Capital Z Partners, Ltd., its ultimate
                                       general partner


                                   By:   /s/ David A. Spuria
                                        ----------------------------------------
                                        David A. Spuria
                                        General Counsel, Vice President of
                                        Administration and Secretary


                                   CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                                   By: Capital Z Partners, Ltd., its ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                          David A. Spuria
                                          General Counsel, Vice President of
                                          Administration and Secretary


                                   CAPITAL Z PARTNERS, L.P.
                                   By: Capital Z Partners, Ltd., its ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                          David A. Spuria
                                          General Counsel, Vice President of
                                          Administration and Secretary


                                   CAPITAL Z PARTNERS, LTD.
                                   By: Capital Z Partners, Ltd., its ultimate
                                       general partner


                                   By:  /s/ David A. Spuria
                                      ------------------------------------------
                                          David A. Spuria
                                          General Counsel, Vice President of
                                          Administration and Secretary

                                                                      SCHEDULE I
                                                                      ----------

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                       OF THE CAPITAL Z REPORTING PERSONS


           The names, present principal occupations and business addresses of the control persons and executive officers of the Capital Z Reporting Persons are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Each of the named individuals is a citizen of the United States of America, except for Laurence Cheng who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Capital Z partners, Ltd. Capital Z Partners, Ltd. is the ultimate general partner and control person of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

Robert A. Spass
Chairman of the Board

Laurence W. Cheng
Chief Executive Officer and Director

Bradley E. Cooper
Senior Vice President and Director

Mark K. Gormley
Senior Vice President and Director

Scott M. Delman
Senior Vice President and Director

David A. Spuria
General Counsel, Vice President of Administration and Secretary

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary